-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Northwest Airlines Corporation
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



        Delaware                                          41-1905580
----------------------------------------              -------------------
(State of incorporation or organization)              (I.R.S. Employer
                                                      Identification No.)

        2700 Lone Oak Parkway
        Eagan, Minnesota                                  55121
----------------------------------------              -------------------
(Address of principal executive offices)               (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:
-------------------------------------------------------------------------------
                                     (None)

Securities to be registered pursuant to Section 12(g) of the Act:


       Title of each class                    Name of each exchange on which
       -------------------                    ------------------------------
       to be so registered                    each class is to be registered
       -------------------                    ------------------------------

Preferred Share Purchase Rights                   Nasdaq Stock Market


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 1.  Description of Registrant's Securities to be Registered

         On November 20, 1998, the Board of Directors of Northwest Airlines Corporation, a Delaware corporation (formerly Newbridge Parent Corporation, the "Company") authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable to stockholders of record as of the time of filing of the Amended and Restated Agreement and Plan of Merger, dated as of October 30, 1998, among Northwest Airlines Holdings Corporation, a Delaware corporation (formerly Northwest Airlines Corporation), the Company and Newbridge Merger Corporation, a Delaware corporation, with the Secretary of State of the State of Delaware (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series D Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Company at a price of $150 per one one-hundredth of a share of Preferred Stock (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of November 20, 1998, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of a number of Common Shares equal to 19% or more (25% or more in the case of certain Institutional Investors (as such term is defined in the Rights Agreement)) of the sum of
(a) the Common Shares then issued and outstanding, (b) all Common Shares issuable upon conversion of all the shares of Series C Preferred Stock, par value $.01 per share ("Series C Preferred Stock"), then issued and outstanding, (c) all Common Shares issuable upon the exercise of all employee stock options issued and outstanding as of November 16, 1995 and (d) any other Common Shares not then actually issued and outstanding but which such Person would be deemed to beneficially own under the Rights Agreement
(together, the "outstanding Common Shares"); provided, however, that if a Person would be deemed an Acquiring Person upon the adoption of the Rights Agreement, such Person will not be deemed an "Acquiring Person" for any purposes of the Rights Agreement unless and until such Person acquires beneficial ownership of any additional Common Shares after the date of the adoption of the Rights Agreement unless upon the consummation of the acquisition of such additional Common Shares such Person does not beneficially own a number of Common Shares equal to 19% or more (25% or more in the case of certain Institutional Investors) of the outstanding Common
Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of a number of Common Shares equal to 19% or more (25% or more in the case of certain Institutional Investors) of the number of outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of the Summary of Rights distributed to each holder of Common Shares (the "Summary of Rights").

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares (including pursuant to the conversion of Series C Preferred Stock) will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on November 16, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of Common Shares (or one one-hundredths of a share of Preferred Stock) having a market value of two times the exercise price of the Right.

         In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of beneficial ownership of a number of Common Shares equal to 50% or more of the number of outstanding Common Shares, the

Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

         At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For so long as the Rights are then redeemable, the Company may amend the Rights in any manner, except that it may not decrease the redemption price. After the Rights are no longer redeemable the Company may, except with respect to the Redemption Price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.   Exhibits.


1. Rights Agreement, dated as of November 20, 1998, between the Company and Norwest Bank Minnesota, N.A. which includes the Certificate of Designations for the Series D Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     NORTHWEST AIRLINES CORPORATION


DATED: November 20, 1998             By: /s/ Douglas M. Steenland
                                         ---------------------------------
                                         Name:  Douglas M. Steenland
                                         Title: Executive Vice
                                                President, General
                                                Counsel and Secretary

                                  EXHIBIT INDEX



Exhibit No.                               Description
-----------                               -----------
    1               Rights Agreement, dated as of November 20, 1998, between the
                    Company and Norwest Bank Minnesota, N.A. which includes the
                    Certificate of Designations for the Series D Junior
                    Participating Preferred Stock as Exhibit A, the form of
                    Right Certificate as Exhibit B and the Summary of Rights to
                    Purchase Preferred Shares as Exhibit C.
